Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: ConocoPhillips

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

ConocoPhillips [NYSE:COP]: Due to the Company’s Failure to Set Adequate Net Zero by 2050 Target, Realign Investment Plans to Limit Global Warming to 1.5°C, Ensure Alignment of Policy Influence Activities, and Implement Majority-Supported Shareholder Proposal Requesting Scope 3 Emissions Targets:

●	Vote AGAINST Chair and CEO Ryan Lance (Item 1.e), and
●	Vote AGAINST Lead Director Robert Niblock (Item 1.k)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

ConocoPhillips is an independent oil and gas exploration and production company with operations in 14 countries.1 Of the hydrocarbons ConocoPhillips produced in 2020, the majority were from unconventional sources, including 20% from the Arctic, and 4.3% from Canadian tar sands.2 With its recent acquisition of Shell’s Permian Basin assets,3 ConocoPhillips could become one of the top producers, in terms of production volume, in the Permian.4 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget (see Appendix for more detail on the Permian Basin).5 ConocoPhillips is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”6

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.7 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.8 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.9 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero Emissions by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.10

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Failure to set adequate net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

ConocoPhillips adopted its Paris-aligned climate-related risk framework in 2020, with an “ambition to become a net-zero company by 2050”;11 however, this ambition only includes emissions in scopes 1 and 2. ConocoPhillips’ interim targets, to “reduce [its] operated and net equity GHG emissions intensity by 40-50% by 2030 from a December 31, 2016 baseline,” also are limited to scopes 1 and 2.12 Further, these cover only reductions in carbon intensity rather than absolute reductions,13 leaving open the possibility that emissions might rise in absolute terms over that period.

At ConocoPhillips’ May 2021 annual meeting, a shareholder proposal to set an emissions target that includes scope 3 emissions received a majority 58% support,14 but the company has not updated its commitments to include scope 3 emissions, as it does not believe that scope 3 targets are “appropriate” for an upstream company.15 The company states that it considers its current plan to represent a “best-in-class” approach among exploration and production companies.16

ConocoPhillips mentions investments in and deployment of carbon capture in its emission reduction strategy.17 The company already engages in carbon capture for use in enhanced oil recovery (EOR), which uses carbon dioxide to stimulate further oil production.18

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to the Climate Action 100+ Net-Zero Company Benchmark, ConocoPhillips had not, as of December 31, 2021, met any of the indicators for capital allocation alignment.19 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses to assess such alignment.

According to Carbon Tracker, 60-70% of ConocoPhilips’s sanctioned and unsanctioned capex between 2021 and 2030 fall outside the IEA “Beyond 2 Degrees” Scenario, and the company must cut production by more than 70% by 2030 to remain aligned with the IEA NZE Scenario.20

ConocoPhillips ranked among the top 25 global producers for resources under development in 2021, and ranked 17th in terms of exploration capital expenditure from 2019 to 2021.21 With the acquisition of Concho,22 and without a clear plan to reduce production or emissions in absolute terms, it is plausible that the company’s emissions could rise instead of fall. ConocoPhillips had previously claimed GHG emissions reductions of 20% after it sold some of its assets to privately-owned Hilcorp Energy in 201723; Hilcorp Energy was later named a top methane emitter by the EPA,24 raising a concern that an emissions reduction strategy that includes selling off assets may still contribute to overall economy-wide GHG pollution.

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

According to InfluenceMap, the company receives a “D-” for its obstructive policy engagement.25 InfluenceMap notes that the company has advocated in favor of fossil fuels, as recently as early 2022 when the company advocated to the U.S. Bureau of Land Management in support of its proposed new oil project.26 27 ConocoPhillips has disclosed industry trade association memberships and whether those organizations are aligned with ConocoPhillips’ own positions on climate, but does not have a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, or ensure the trade associations to which it belongs lobby in line with the Paris Agreement.28 29

Failure to implement a majority-supported shareholder proposal

At its May 2021 annual meeting, a shareholder proposal to set a GHG emissions reduction target that includes scope 3 emissions received a majority 58% support, which included votes in favor by BlackRock, Vanguard, CalPERS, and CalSTRS.30 In explaining its support for the proposal, Vanguard, ConocoPhillips’ second largest shareholder as of March 31, 2021, stated, “the shareholder request that ConocoPhillips set a companywide emission reduction target across Scope 1, 2, and 3 emissions will appropriately encourage the company to prioritize options beyond public policy advocacy to prepare for and mitigate the transition risks associated with climate change [emphasis added].”31 Other investors, in their rationales expressing support for the resolution, noted that ConocoPhillips’ peers have begun setting scope 3 targets, and it would be appropriate for ConocoPhillips to do so; for example, Schroders noted, “investors would welcome short term targets to monitor the progress towards mentioned longer terms [sic] targets coupled with a focus on scope 3 emissions and their impact.”32

Despite this strong support for the setting of targets across scope 1, 2, and 3 emissions, the company has declined to include scope 3 emissions in its net zero ambition or interim targets. ConocoPhillips asserted that it “engaged extensively” with 18 stockholders (representing 47% of its stockholder base and 80% of its institutional investor base) through 2021.33 The company claims that most shareholders who voted for the proposal were doing so to support the adoption of scope 1 and 2 reduction targets, but were “not in favor of [the company] setting scope 3 emissions reduction targets” [emphasis in original], and that many had “expressed conflict” in not wanting to vote against setting scope 1 and 2 targets.34

ConocoPhillips does not provide enough specific information to determine how representative the described shareholder sentiment is, as “most” is not sufficiently precise. Further, it has not explained how the engaged shareholders were selected, or the proportion of engaged shareholders that voted in favor of the proposal. The presented rationale is insufficient to override the large majority of shares voted in favor of explicitly setting scope 1, 2, and 3 targets at ConocoPhillips’ annual meeting. In response to ConocoPhillips’ failure to set scope 3 targets, EOS, the stewardship arm of Federated Hermes, and lead investor of the Climate Action 100+ engagement team for the company, told Responsible Investor "EOS expects the company to outline reduction goals in Scopes 1, 2 and 3 given that this is what shareholders have asked for."35

Conclusion: ConocoPhillips has failed to set adequate net-zero targets, align its capital investments with limiting warming to 1.5°C, ensuring its policy influence activities would support doing so, and implement a majority-supported shareholder proposal. Therefore, we recommend that shareholders vote AGAINST Chair and CEO Ryan Lance (Item 1.e), and vote AGAINST Lead Director Robert Niblock (Item 1.k) at the company’s annual meeting on May 10, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.36 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production.37 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.38

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.39

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.40 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.41 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions42, or investing in renewable energy production.43

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.44 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero Emissions by 2050” scenario (NZE).45 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206046) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C47), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.48 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.49 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,50 oil demand and pricing are currently rebounding,51 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.52

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.53 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin54 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”55

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.56 Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Net zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy57; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.58 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[59]
●	Science-Based Targets Initiative, Companies list[60] and Sector Guidance[61]
●	Climate Action 100+, Disclosure Indicators 1-4[62]
●	Oil Change International, Big Oil Reality Check[63]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C64, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.65

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking66–has nearly quadrupled from 2010 to today,67 while natural gas production has more than tripled.68 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.69 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.70 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.71 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.72

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;73 and production levels must fall by the 2030s.74 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.75

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[76]
●	Carbon Tracker, Fault Lines (2020)[77] and Adapt to Survive (2021)[78]
●	Carbon Tracker, Company Profiles: Oil & Gas Companies[79]
●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[80]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7[81]
●	InfluenceMap, List of companies and influencers[82]

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 ConocoPhillips, “Operations,” https://www.conocophillips.com/operations/, accessed March 6, 2022.

2 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/

3 https://www.reuters.com/business/shell-nears-deal-sell-texas-shale-assets-conocophillips-95-bln-wsj-2021-09-20/

4 Institute for Energy Economics and Financial Analysis (IEEFA), Independent Producers Dominate Majors in the Permian, November 2021, http://ieefa.org/wp-content/uploads/2021/11/Independent-Producers-Dominate-Majors-in-the-Permian_November-2021.pdf, p. 1

5 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, pp. 7 and 26

6 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/ , accessed March 16, 2022

7 U.S. Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

8 U.S. Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

9 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

10 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

11 ConocoPhillips, press release, October 19, 2020. https://www.conocophillips.com/sustainability/sustainability-news/story/conocophillips-adopts-paris-aligned-climate-risk-framework-to-meet-net-zero-operational-emissions-ambition-by-2050/

12 ConocoPhillips, “Emissions Reductions Targets” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/metrics-targets/ghg-target/

13 ConocoPhillips, “Emissions Reductions Targets” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/metrics-targets/ghg-target/, accessed March 6, 2022

14 Follow This, press release, May 11, 2021, https://www.follow-this.org/58-of-conocophillips-shareholders-vote-for-follow-this-climate-proposal/

15 ConocoPhillips, Form 14-A Definitive proxy statement, filed March 28, 2022

https://www.sec.gov/Archives/edgar/data/1163165/000120677422000879/cop3949151def14a.htm, p. 128

16 ConocoPhillips, Form 14-A Definitive proxy statement, p. 128

17 ConocoPhillips, Plan for the Net Zero Energy Transition, March 28 2022, https://static.conocophillips.com/files/resources/plan-for-the-net-zero-energy-transition.pdf p. 8

18 ConocoPhillips, “Carbon Capture, Use and Sequestration” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/metrics-targets/carbon-capture/, accessed March 30, 2022

19 Climate Action 100+, ‘ConocoPhillips Company Assessment,’ https://www.climateaction100.org/company/conocophillips/ accessed March 30, 2022

20 Carbon Tracker, Adapt to Survive, September 9, 2021, https://carbontracker.org/reports/adapt-to-survive/ p. 33

21 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

22 ConocoPhiillips, “ConocoPhillips Completes Acquisition of Concho Resources”(website), January 15, 2021, https://www.conocophillips.com/news-media/story/conocophillips-completes-acquisition-of-concho-resources/

23 Tabuchi, Hiroko. “Here are America’s Top Methane Emitters. Some Will Surprise You.” New York Times, June 2, 2021. https://www.nytimes.com/2021/06/02/climate/biggest-methane-emitters.html; ConocoPhillips, Sustainability Report 2017, http://static.conocophillips.com/files/resources/18-0231-2017-sustainable-report.pdf p. 13, accessed March 23, 2022

24 Tabuchi, Hiroko. “Here are America’s Top Methane Emitters. Some Will Surprise You.” New York Times, June 2, 2021. https://www.nytimes.com/2021/06/02/climate/biggest-methane-emitters.html

25 InfluenceMap, ‘ConocoPhillips company profile,’ https://lobbymap.org/company/Conoco-Phillips, accessed March 6, 2022

26 InfluenceMap, “Evidence: Strongly supporting high GHG emissions in the energy mix” for ConocoPhillips assessment https://lobbymap.org/evidence/daf814c8073af8787000c004dcc4f144

27 Kusnetz, Nicholas. “The Biden Administration Rethinks its Approach to Drilling on Public Lands in Alaska, Soliciting Further Review,” Inside Climate News, February 4, 2022

“https://insideclimatenews.org/news/04022022/biden-willow-project-alaska-conoco-phillips/

28 Climate Action 100+, “ConocoPhillips” (Company Assessment), https://www.climateaction100.org/company/conocophillips/

29 ConocoPhillips, “Association Engagement” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/public-policy/association-engagement/, accessed April 4, 2022

30 Follow This, press release, May 11, 2021, https://www.follow-this.org/58-of-conocophillips-shareholders-vote-for-follow-this-climate-proposal/

31 Vanguard, “Voting insights: Emission reduction targets at ConocoPhillips,” May 11, 2021, https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ConocoPhillips_1657153_052021.pdf p. 2

32 Rationales viewed in Insightia (formerly ProxyInsight). Accessed April 8, 2022

33 ConocoPhillips, Form 14-A Definitive proxy statement, filed March 28, 2022, https://www.sec.gov/Archives/edgar/data/1163165/000120677422000879/cop3949151def14a.htm#non_binding2021 p. 15

34 ConocoPhillips, Form 14-A Definitive proxy statement, p. 16

35 Verney, Paul. “ConocoPhillips Says Investors Don’t Really Want Scope 3 Targets Despite Majority Vote Last Year.” March 30, 2022, https://www.responsible-investor.com/esg-resolution-round-up-conocophillips-says-investors-dont-really-want-scope-3-targets-despite-majority-vote-last-year/

36 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

37 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

38 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

39 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

40 US Energy Information Administration, ‘Carbon Dioxide Emissions from Energy Consumption by Source’, https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 19, 2022

41 US Energy Information Administration, “The U.S. leads global petroleum and natural gas production with record growth in 2018,” https://www.eia.gov/todayinenergy/detail.php?id=40973, accessed March 16, 2022

42 Luhavalja, Amanda, et al. “Path to Net Zero: European Oil Majors Outpace US Companies on Climate Goals,” S&P Global Market Intelligence, July 28, 2020, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-european-oil-majors-outpace-us-companies-on-climate-goals-59543423, accessed March 16, 2022

43 Quinson, Tim, “US Oil Companies Lag Far Behind Greener European Rivals,” Bloomberg, March 24, 2021, https://www.bloomberg.com/news/articles/2021-03-24/u-s-oil-companies-lag-far-behind-greener-europe-rivals-green-insight

44 IEA, ‘Net Zero by 2050 Scenario’

45 IEA, ‘Net Zero by 2050 Scenario’

46 IEA, ‘Energy Technology Perspectives 2017.’ https://www.iea.org/reports/energy-technology-perspectives-2017

47 IEA, ‘Sustainable Development Scenario.’ https://www.iea.org/reports/world-energy-model/sustainable-development-scenario-sds

48 IEA, ‘Net Zero by 2050 Scenario.’ pp. 21 -22.

49 Carbon Tracker, ‘Adapt to Survive.’ p. 4 and pp.14-16

50 International Energy Agency, World Energy Outlook 2021, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf p. 19.

51 Deloitte, 2022 Oil and Gas Industry Outlook, https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2022-outlook-oil-and-gas.pdf p. 4.

52 Oil Change International et al, The Sky’s the Limit: Why the Paris Climate Goals Require A Managed Decline of Fossil Fuel Production,

https://priceofoil.org/content/uploads/2016/09/OCI_the_skys_limit_2016_FINAL_2.pdf, pp. 19-21 and 24.

53 Carbon Tracker, ‘Adapt to Survive.’ p. 6 and p. 15.

54 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January, 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7.

55 Collier, Kiah. “As Oil and Gas Exports Surge, West Texas Becomes the World’s ‘extraction colony’” Texas Tribune, August 10, 2018, https://www.texastribune.org/2018/10/11/west-texas-becomes-worlds-extraction-colony-oil-gas-exports-surge/

56 IPCC. ‘Special Report on Global Warming of 1.5.’ 2018

57 Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8, 9, and 18.

58 Global CCS Institute, Global Status of CCS 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf p. 35

59 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

60 https://sciencebasedtargets.org/companies-taking-action

61 https://sciencebasedtargets.org/sectors

62 https://www.climateaction100.org/progress/net-zero-company-benchmark/

63 Oil Change International, ‘Big Oil Reality Check’

64 Carbon Tracker, Breaking the Habit: Why None of the Large Oil Companies are “Paris-aligned”, and What They Need to Do to Get There, September 2019, https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf,

65 BankTrack, Oil Change International, Rainforest Action Network, Sierra Club. Banking on Climate Change: Fossil Fuel Finance Reportcard 2017 https://priceofoil.org/content/uploads/2017/06/Banking_On_Climate_Change_2017.pdf, pp.4, 13 and 20

66 Oil Change International. ‘Drilling Towards Disaster.’ p. 26

67 Please see chart: Total Oil Production in the Permian Basin

https://www.dallasfed.org/research/energy11/permian.aspx#Oil

68 Natural Gas Production in Permian Basin chart

https://www.dallasfed.org/research/energy11/permian.aspx#Gas

69 Oil Change International. ‘Drilling Towards Disaster.’ pp. 7 and 26

70 https://thehill.com/policy/energy-environment/155101-report-gas-from-fracking-worse-than-coal-on-climate

71 Zhang, Y. et al. “Quantifying methane emissions from the largest oil-producing basin in the United States from space.” Science Advances: 22 Apr 2020. https://www.science.org/doi/10.1126/sciadv.aaz5120

72 Oil Change International, Earthworks, and the Center for International Environmental Law, The Permian Climate Bomb. https://www.permianclimatebomb.org/chapter-2

73 Carbon Tracker. ‘Adapt to Survive.’ pp. 4-5, 8-10

74 Carbon Tracker. ‘Adapt to Survive.’ p. 6.

75 Carbon Tracker. ‘Adapt to Survive.’, pp. 4-5, 8-10

76 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

77 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

https://carbontracker.org/reports/fault-lines-stranded-asset/

78 Carbon Tracker. ‘Adapt to Survive.’

79 https://carbontracker.org/company-profiles/

80 https://www.climateaction100.org/progress/net-zero-company-benchmark/

81 https://www.climateaction100.org/progress/net-zero-company-benchmark/

82 https://influencemap.org/filter/List-of-Companies-and-Influencers#